UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                  FORM 8-A

              FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                  PURSUANT TO SECTION 12(b) or 12(g) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

                                 NBTY, INC.

           (Exact Name of Registrant as Specified in Its Charter)

                                   0-10666
                          (Commission file number)

              DELAWARE                                 11-2228617
       (State of Incorporation                      (I.R.S. Employer
          or Organization)                        Identification No.)

          90 Orville Drive                                11716
          Bohemia, New York                             (Zip Code)
	(Address of Principal Executive Offices)

                               (631) 567-9500
            (Registrant's telephone number, including area code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General
Instruction A.(c), check the following box.   [X]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General
Instruction A.(d), check the following box.   [ ]

Securities Act registration statement file number to which this form relates: None

Securities to be registered pursuant to Section 12(b) of the Act:

           Title of each class              Name of each exchange on which
           to be so registered              each class is to be registered
           -------------------              ------------------------------

Common Stock, par value $.008 per share     New York Stock Exchange, Inc.


      Securities to be registered pursuant to Section 12(g) of the Act:
                                    None


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               INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.   Description of Registrant's Securities to be Registered.

      Furnish the information required by Item 202 of Regulation S-K or
Item 202 of Regulation S-B, as applicable.

      The Company's authorized capital stock consists of 175,000,000 shares of Common Stock, $.008 par value per share. As of September 5, 2003, there were approximately 66,592,570 shares of Common Stock issued and outstanding, held of record by approximately 660 stockholders.

Common Stock

      Holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders, including the election of directors. The Common Stock does not permit cumulative voting in the election of directors, which means that the holders of a majority of the shares voting for election of directors can elect all members of the Board of Directors. A plurality voice is sufficient for the election of directors, and a majority vote is required for other actions that require the vote or concurrence of stockholders. Dividends may be paid to holders of Common Stock when and if declared by the Board of Directors out of funds legally available therefor. In the event of dissolution or liquidation of the Company, holders of Common Stock would be entitled to share ratably in the assets of the Company remaining after payment to all creditors.

      Holders of Common Stock have no preemptive or conversion rights, and there are no redemption or sinking fund provisions applicable to the Common Stock. All of the outstanding shares of Common Stock are fully paid and non-assessable.

Certain Provisions of the Delaware General Corporation Law ("DGCL")

      Section 228 of the DGCL allows any action which is required to be or may be taken at a special or annual meeting of the stockholders of a corporation to be taken without a meeting with the written consent of holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, provided that the certificate of incorporation of such corporation does not contain a provision to the contrary. The Certificate of Incorporation of the Company contains no such provision, and therefore, pursuant to Section 228 and the By-laws, stockholders holding a majority of the voting power of the Common Stock will be able to effect most corporate matters requiring stockholder approval by written consent, without the need for a duly-noticed and duly-held meeting of stockholders.

Anti-Takeover Considerations

      The Company's Certificate of Incorporation and By-Laws include certain provisions which could be described as anti-takeover provisions.

      The Certificate of Incorporation and By-Laws provide that the Company's Board of Directors, currently compromised of eleven members, be divided into three classes, with staggered terms. Each director serves a three-year term and holds office until his successor is elected and qualified. Classification of the Board of Directors may have the effect of making the removal of incumbent directors more time-consuming and difficult, and, therefore, may have the effect of discouraging an unsolicited takeover attempt to gain control of the Board through a proxy solicitation.

      The Certificate of Incorporation provides that, unless certain conditions are satisfied, the affirmative vote of not less than 75% of the outstanding shares of Common Stock of the Company entitled to vote, as a class, in elections of directors is required for the adoption or authorization of certain extraordinary corporation actions with Related Persons (as defined in the Certificate of Incorporation). Such extraordinary corporate actions include, but are not limited to, any merger or consolidation of the


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company with or into any Related Person or the adoption of any proposal or plan for the liquidation or dissolution of the Company proposed by or on behalf of any Related Person.

      The Certificate of Incorporation provides that no amendment may be made which amends, alters, changes or repeals the provisions mentioned in the above paragraph without the affirmative vote of not less than 75% of the shares of Common Stock of the Company entitled to vote, considered as a class, in elections of directors; provided, however, that such 75% vote is not required for any amendment, alteration, change or repeal recommended to the stockholders by a majority of the Continuing Directors (as defined in the Certificate of Incorporation).

      The above provisions, among others, may have the effect of delaying, deferring or preventing a change in control of the Company, may discourage bids for the Common Stock at a premium over the market price of the Common Stock and may adversely affect the market price of the Common Stock and the voting and other rights of the holders of the Common Stock.

      The Company expects that the Board of Directors may in the future review the advisability of adopting other measures which may affect takeovers in the context of applicable law and judicial decisions.

Item 2. Exhibits. List below all exhibits filed as a part of the registration statement:

      None.


                                  SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


Date:  September 8, 2003               NBTY, INC.

                                       By: /s/ Harvey Kamil
                                           __________________________
                                           Harvey Kamil, President


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